Joseph L. Cannella Partner	Direct Dial: (212) 561-3633

March 6, 2012

Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:
Digital Cinema Destinations Corp.
Registration Statement on Form S-1/A
File No. 333-178648, originally filed on Form S-1 amended by
Forms S-1/A, filed on December 20, 2011, January 23, 2012 and
February 15, 2012, respectively.

Dear Mr. Webb:

We are counsel to Digital Cinema Destinations Corp., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of February 27, 2012 relating to the Registration Statement on Form S-1/A (File No. 333-178648) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.

Prospectus Summary, page 1

1.	Please revise here to state the expiration date of the virtual print fee program.

Response:

We have revised the paragraph under the caption “Digital Implementation” on pages 2 and 49 in response to your comment.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

Our Company, page 1

2.
Refer to the final paragraph under this heading. Please revise your discussion to first report revenues and net operating results for the periods presented in your audited financial statements. If you also wish to present information for the twelve months ended June 30, 2011 and the six months ended December 31, 2011, please clarify that this financial information is unaudited. This comment applies elsewhere throughout the filing where applicable as well, including the narrative on page 11 regarding net losses since inception.

Response:

We have revised the Registration Statement on pages 2 and 10 so that the first references to financial information are to the audited results, with unaudited numbers listed after that. We have also modified our references to the December 31, 2011 and to the pro forma financial information to clarify that these numbers are unaudited.

Summary Consolidated Selected Financial Data, page 8

3.
We would generally expect your historical financial information to precede any pro forma or non-GAAP financial information. Please revise your presentation to place the disclosure under this heading before the unaudited pro forma financial information beginning on page 7.

Response:

We have modified this disclosure on page 7 and 8, to place the historical financial information first and the pro forma information after that.

4.
As you have executed asset purchase agreements and it is your intention to use the proceeds of the offerings to acquire Cinema Centers and Lisbon Cinema, we believe that the successor balances “As Adjusted” should agree with the “Pro Forma Combined” column on page 25. Please revise accordingly.

Response:

We have removed the “As Adjusted” information from the filing (formerly on page 9), as we already disclose the pro forma balance sheet information elsewhere.

5.	Refer to the pro forma financial information on page 7. Pro forma presentations in filed documents must be prepared in accordance with the requirement of Article 11 of

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

Regulation S-X. Please provide appropriate support for the pro forma balance sheet data as of December 31, 2011 or eliminate it from the filing.

Response:

We note the Commission’s comment and have provided additional footnote disclosure in support of the pro forma balance sheet data, in reply to comments 7 through 9.

Unaudited Pro Forma Combined Balance Sheet, page 25

6.
Please clarify, if true, that the pro forma combined balance sheet is as of December 31, 2011. As a related matter, please clarify the period for which each pro forma statement of operations has been presented at the top of that statement.

Response:

We confirm that the pro forma combined balance sheet is as of December 31, 2011 for the Registrant.  We have included the applicable time periods in the header to the pro forma balance sheet (page 24) and each pro forma statement of operations (pages 25-26).

Notes to Pro Forma Combined Financial Statements, page 28

7.
Please revise Footnote (1) to include a presentation that shows the mathematical calculations of the adjustments on page 25. Specifically, you should, for each acquisition, present the balance sheet item as stated on the face of the financial statements included elsewhere in your document, the fair value adjustment, and the resultant fair value allocation of purchase price. You should then present the calculation of the aggregate fair value adjustments as included on page 25. Consider combining Footnote (7) balance sheet adjustments here, for clarity. With regard to the elimination of operating results of theaters not acquired, consider revising Footnote (7) to include a table that separately presents Cinema Centers and Lisbon, with a total column showing the aggregate adjustment, for clarity.

Response:

We have revised footnotes 1) and 2) on page 27 to show calculations of the adjustments that now appear on page 24.  Footnote 2) has been revised to include a table to show the historical basis, adjustments, and resulting fair value allocation of the purchase prices.  We have also combined the footnote 7) balance sheet adjustments into footnote 2), and deleted the column that previously contained the footnote 7) adjustments.  In the new

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

table, we are separating the Cinema Centers and Lisbon Cinema adjustments, both for the elimination of components not being acquired, and for the purchase price allocations.

8.
Please specifically clarify how the increase in cash and cash equivalents has been computed. In this regard, we would generally expect each individual adjustment to stand on its own. For example, it may be appropriate to present the impact of the offering in the form of a separately numbered adjustment and/or in a separate column for clarity.

Response:

We have revised footnotes 1) and 2) on page 27 to separate and clarify the gross amount being raised in this offering and the expected costs thereof (footnote 1), the cost of the theatre acquisitions (footnote 2), and the resulting net proceeds to the Company.

9.
Please revise Footnotes (2) and (3) to show the actual mathematical calculation of these adjustments. The presentation should begin with the historical figures as presented in the actual financial statements presented elsewhere in this document, show the adjustment with an explanation of how it was calculated based on the fair value allocation presented in explanation (1), and the resultant total pro forma depreciation and amortization. We may have additional comments upon review of your revisions.

Response:

We have combined former footnotes 2) and 3) into a revised footnote 3) on page 28, which sets forth the calculation of all of the pro forma depreciation and amortization adjustments.  The tables in footnote 3) show the historical amounts, and adjustments based on the fair value allocations or purchase price and estimated useful lives of each asset class.

10.
You state, on page 15, that certain bonuses will be paid based upon consolidated gross revenues without regard to operating profit or loss. It appears that adjustments would be required to reflect any new compensation arrangements. Please revise or advise.

Response:

We have revised footnote 8 on page 30 to show the pro forma general and administrative costs that would result from the bonus payments that would be made if the pro forma revenue results are achieved.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

General

11.
Please review your document to ensure that all tables that present both the predecessor and successor period separate these periods with the line of demarcation. For example, the Adjusted EBITDA and TLCF reconciliations on page 44 should be revised to include the line of demarcation.

Response:

We have revised the tables on page 42 to show the line of demarcation between the successor and predecessor periods.

12.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X, as applicable to all financial statements presented.

Response:

We note the Commission’s comment.   We have included interim unaudited condensed financial statements in Amendment No. 3 to Form S-1 of Cinema Supply, Inc. (pages F-52 to F-63) for the three months ended January 31, 2012 and 2011.

Results of Operations, page 36

13.
As your historical financial statements are required to include (and do include) comparative financial information for the six month interim periods ended December 31, 2011 and 2010, please include comparable numerical information in your MD&A. However, please discuss the results for the six month period ended December 31, 2011 only. If you make any references to predecessor results of operations for the six months ended December 31, 2010 in your discussions, please clearly state that the results are not comparable. We may have further comments upon review of your revised presentation.

Response:

We have included numerical information for the interim periods ended December 31, 2011 and 2010 on page 37 of Amendment No. 3 to Form S-1.  We have modified the MD&A to only discuss the results for the December 31, 2011 period.

Non-GAAP Financial Measures, page 43.

14.	Please eliminate the data for the three month periods ended December 31, 2011 and 2010.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

Response:

We have removed this data from Amendment No. 3 to Form S-1.

Theater Operations, page 54

15.
The nature, purpose and derivation of the financial information presented at the top of page 55 is not clearly explained in your narrative. You appear to be presenting primarily non-GAAP financial information without any comparable presentation of data from your financial statements. Total revenues for the six months ended December 31, 2011 are consistent with those in your income statement on page F-23. Total revenues for the six months ended December 31, 2010 are not. Total costs and expenses do not agree with those included in your income statements for either period. Please begin your discussion with operating results on a GAAP basis. Explain the nature and purpose and importance of any non-GAAP information presented and reconcile it to your financial statements so that the derivation of the data is clear to the reader.

Response:

We note the Commission’s comment and have removed this information from Amendment No. 3 to Form S-1, because we cannot provide a reconciliation of the 2010 data contained therein, to the financial statements.

Financial Statements

Digital Cinema Destinations Corp. and Subsidiaries

Interim Financial Statement

Income Statements, page F-23

16.
It is not necessary to include comparative information for the three month periods ended December 31 2011 and 2010. Please exclude these periods for clarity and simplicity, both from the income statement and from MD&A. Alternatively, please tell us why you believe they are required to be included in the filing.

Response:

We have removed the comparative information for the three month periods ended December 31, 2011 and 2010, and the related footnote and MD&A disclosure.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

Lisbon Theater, Inc.

Leases, page F-59

17.	Please revise to further clarify your statement that the lease does not require the Company to return the leased property to the lessor “in its original condition leasehold improvements.”

Response:

We have clarified this disclosure to remove the words “leasehold improvements” from the sentence in question.

*     *    *

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
March 6, 2012

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By:	/s/ Joseph L. Cannella
Joseph L. Cannella